

02007711

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 7 2002

SEC FILE NUMBER
8-44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE

(No. and Street)

JACKSON	MS	39216-4818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601) 354-0860

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC

(Name — *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA	JACKSON	MS	39201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public


ANN F. PITTMAN, HINDS COUNTY, MS
NOTARY
My Commission Expires
August 14, 2004
PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. (an S Corporation) as of December 31, 2001 and 2000, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2002

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	2000
CASH AND CASH EQUIVALENTS	$ 310,253	129,784
RECEIVABLE FROM AND DEPOSITS WITH CLEARING BROKER	57,888	43,547
OTHER ACCOUNTS RECEIVABLE	11,835	10,495
INVESTMENTS:		
Marketable securities, at market value - Note 2	60,900	45,750
Partnership interest - Note 7	38,834	37,967
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $205,923 in 2001 and $171,661 in 2000 - Note 1	72,704	102,175
OTHER ASSETS	16,565	36,737
	$ 568,979	406,455

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES:		
Accounts payable	$ 45,128	3,744
Accrued payroll taxes	73,168	30,193
Retirement plan contribution - Note 6	3,660	2,012
Total liabilities	121,956	35,949
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 120,000 shares issued and outstanding - Note 5	1,200	1,200
Paid-in capital	88,072	88,072
Retained earnings	357,751	281,234
Total stockholders' equity	447,023	370,506
	$ 568,979	406,455

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF INCOME (LOSS)

	Year Ended December 31, 2001	2000
REVENUE:		
Commissions	$ 3,937,272	3,318,876
Investment income:		
Interest	4,235	14,964
Income (loss) from partnership investment - net - Note 7	867	(12,033)
Gain (loss) on investment securities	35,988	(3,938)
	3,978,362	3,317,869
EXPENSES:		
Compensation and related expenses	2,513,006	2,176,132
Brokerage and clearing fees	787,234	663,582
Occupancy and management services	157,550	182,901
Communications	53,727	56,568
Quote services	190,601	147,461
Depreciation expense	34,262	40,243
Other operating expenses	165,465	140,485
	3,901,845	3,407,372
NET INCOME (LOSS)	$ 76,517	(89,503)

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, January 1, 2000	$ 1,200	88,072	420,737	510,009
Net income (loss) for year	-	-	(89,503)	(89,503)
Less distributions to stockholders	-	-	(50,000)	(50,000)
BALANCES, December 31, 2000	1,200	88,072	281,234	370,506
Net income for year	-	-	76,517	76,517
BALANCES, December 31, 2001	$ 1,200	88,072	357,751	447,023

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 76,517	(89,503)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	34,262	40,243
(Earnings) loss of limited partnership - net of cash distribution	(867)	660,607
(Increase) decrease in cash surrender value of life insurance policies	20,172	(17,775)
(Gain) loss on marketable securities	(35,988)	3,938
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	(14,341)	18,172
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	86,007	(619,318)
Net cash provided (used) by operating activities	165,762	(3,636)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of marketable securities	(137,117)	(49,688)
Proceeds from sale of marketable securities	157,955	-
Purchase of furniture and equipment	(4,791)	(35,007)
Increase in other accounts receivable	(1,340)	(10,495)
Net cash provided (used) by investing activities	14,707	(95,190)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholders	-	(50,000)
Net cash used by financing activities	-	(50,000)
NET INCREASE (DECREASE) IN CASH	180,469	(148,826)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	129,784	278,610
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 310,253	$ 129,784
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 2,142	$ 3,158

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi which clears its transactions on a fully disclosed basis through another broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. The securities transactions and the related commission revenue and expenses are recorded on trade date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Marketable securities are valued at market value. Gains (losses) on investment securities includes both realized and unrealized gains and (losses).

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets, five to seven years.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates - continued:

and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 2 - MARKETABLE SECURITIES

Marketable securities owned at December 31, 2001 and 2000 are as follows:

	Cost	Quoted Market Value	Unrealized Gain (Loss)
2001:			
Corporate stocks	$ 52,730	60,900	8,170
2000:			
Corporate stocks	$ 49,688	45,750	(3,938)

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Securities transactions of customers are introduced to and cleared through a clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from and the deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $310,235, which was $260,235 in excess of its required net capital of $50,000. At December 31, 2000, the Company had net capital of $206,083, which was $156,083 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .27 to 1, and .174 to 1, at December 31, 2001 and 2000, respectively.

NOTE 5 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 6 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. Discretionary contributions in the amounts of $0 and $0, and elective contributions of $66,105 and $48,581 were made for the years ending December 31, 2001 and 2000, respectively.

NOTE 7 - RELATED PARTIES

In November, 1998, the Company occupied an office building owned by a separate Company that has common ownership with Coker and Palmer, Inc. There is no lease agreement. Rent paid for 2001 and 2000 was $112,000 and $117,974, respectively.

NOTE 7 - RELATED PARTIES - CONTINUED:

In February, 1998, the Company organized a limited partnership, Navarre Partners, L.P. to invest funds in marketable securities. The Company is the general partner of the partnership. The partnership interest is reported on the financial statements at an amount equal to the partners' capital account balance at December 31, 2001 and 2000 less the amount of advisory fees due to the Company under the terms of the partnership agreement as follows:

	December 31, 2001	December 31, 2000
Balance per capital account at beginning of year	$ 37,967	698,573
Allocable share of partnership income (loss) for the year	867	(12,033)
Distributions during the year	-	(648,573)
Capital balance at end of year	$ 38,834	37,967

NOTE 8 - MAJOR CUSTOMER

During 2001 and 2000, one of the Company's clients, an institutional investor, generated approximately 15% and 24%, respectively, of the Company's commission revenue.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 1,200
Additional paid-in capital		88,072
Retained earnings		357,751
		447,023
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	$ 72,704	
Non-Public partnership interest	38,834	
Receivables from non-customers	11,835	
		123,373
Net capital before haircuts on securities positions		323,650
Less: Haircuts		13,415
Net capital		310,235
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	121,956	
Less: Liabilites secured by assets used by the Company in the ordinary course of business	38,963	
	82,993	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $82,993 subject to a minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 260,235
RATE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001):		
Net capital, as reported in Company's Part II (unaudited) Focus report - as amended		$ 310,235
Net capital as computed above		$ 310,235

COKER & PALMER, INC.

SCHEDULE II

OTHER SCHEDULES
DECEMBER 31, 2001

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Coker & Palmer, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud, may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2002